Exhibit 99.2

                                                                  EXECUTION COPY

     SUPPORT AGREEMENT, dated as of March 7, 2002 (this "Agreement"), between PUBLICIS GROUPE S.A., a societe anonyme organized under the laws of the Republic of France ("Parent") and PHILADELPHIA MERGER CORP., a Delaware corporation ("Merger Sub"), on the one hand, and Roy J. Bostock, Craig D. Brown, Richard B. Fizdale and Roger A. Haupt (each, a "Stockholder", and together, the "Stockholders"), on the other hand.

     WHEREAS, concurrently with the execution of this Agreement, Parent, Merger Sub and Bcom3 Group, Inc., a Delaware corporation (the "Company"), are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), pursuant to which the Company will be merged with and into Merger Sub (the "Merger");

     WHEREAS, each of the Stockholders is a party to the Amended and Restated Voting Trust Agreement, dated as of April 18, 2001 (the "Voting Trust Agreement") between the employee-stockholders of the Company and the voting trustees appointed thereunder (the "Voting Trustees"), and to a 2000 Stock Purchase Agreement dated as of January 31, 2000 with the Company (each, a "2000 Stock Purchase Agreement");

     WHEREAS, pursuant to Section 11(b) of the Voting Trust Agreement, with respect to a shareholder vote on the merger of the Company, each Stockholder has the right to direct the Voting Trustees in the voting of the Shares attributable to such Stockholder;

     WHEREAS, as of the date hereof, each Stockholder is the beneficial owner, and (subject to the Voting Trust Agreement) has the power to direct the vote, of the number of shares of Class A common stock, par value $0.01 per share, of the Company (the "Class A Common Stock", such shares of Class A Common Stock and any securities into which such shares may be converted or exchanged and any securities issued in replacement of or as a dividend or distribution on or otherwise in respect of such shares being referred to herein as the "Shares") set forth opposite such Stockholder's name on Schedule A hereto;

     WHEREAS, as a condition to entering into the Merger Agreement and incurring the obligations set forth therein, Parent and Merger Sub have required that each Stockholder enter into this Agreement; and

     WHEREAS, in order to induce Parent and Merger Sub to enter into the Merger Agreement, each Stockholder is willing to enter into this Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree, severally and not jointly, as follows (capitalized terms used and not defined herein shall have the respective meanings assigned to them in the Merger Agreement):

                                   ARTICLE I

                                VOTING OF SHARES

     Section 1.01 AGREEMENT TO VOTE. From the date hereof until the termination of this Agreement in accordance with its terms, each Stockholder, acting severally and not jointly, hereby agrees to direct the Voting Trustees to vote the Shares beneficially owned by such


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Stockholder at every annual, special or adjourned meeting of the stockholders of the Company (or pursuant to any consent, certificate or other document relating to the Company that the law of the State of Delaware may permit or require): (a) in favor of the approval and adoption of the Merger Agreement and approval of the Merger and all other transactions contemplated by the Merger Agreement and this Agreement; (b) against any action, agreement, transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposal (including, without limitation, any Competing Transaction) that would result in Parent's or the Company's right to terminate the Merger Agreement; and (c) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon by the stockholders of the Company generally; provided in each case that the Merger Agreement is not hereafter amended in a manner materially adverse to the interests of such Stockholder without such Stockholder's written consent. Each Stockholder acknowledges receipt of a copy of the Merger Agreement and the review thereof.

     Section 1.02 NO SOLICITATION OF TRANSACTIONS. None of the Stockholders nor any of their affiliates shall, directly or indirectly, and each Stockholder will not permit his agents, advisors and other representatives (including, without limitation, any investment banker, attorney or accountant retained by him) to, directly or indirectly, (a) solicit, initiate or knowingly encourage the initiation of (including by way of furnishing non-public information) any inquiries or proposals regarding any Competing Transaction or (b) have any discussions with or provide any non-public information or data to any third party that would knowingly encourage, facilitate or further a Competing Transaction, or engage in any negotiations concerning a Competing Transaction, or knowingly facilitate any effort or attempt to make or implement a Competing Transaction. Each Stockholder and each of his agents, advisors or other representatives shall immediately cease and cause to be terminated any existing discussions or negotiations with any person (other than Parent) conducted heretofore with respect to any of the foregoing. Each Stockholder shall promptly advise Parent orally and in writing of (a) any proposal for a Competing Transaction or any request for information with respect to any proposal for a Competing Transaction hereafter received by such Stockholder or any of his agents, advisors or other representatives, the material terms and conditions of such proposal for a Competing Transaction or request and the identity of the person making such proposal for a Competing Transaction or request and (b) any changes in any such proposal for a Competing Transaction or request; except to the extent such information is furnished to Parent by the Company. The undertakings set forth in this Section 1.02 are subject to Section 4.03 below in all respects; provided, however, that nothing in this Agreement shall in any way detract from the obligations and restrictions placed on the Stockholders in their capacity as officers and directors of the Company under the terms of the Merger Agreement.

                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES
                               OF THE STOCKHOLDER

     Each Stockholder hereby represents and warrants to Parent and Merger Sub as follows:


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     Section 2.01 POWER; BINDING AGREEMENT. The execution and delivery of this
Agreement by the Stockholder will not violate any other agreement to which he is a party including, without limitation, any voting agreement, stockholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming its due authorization, execution and delivery by Parent, Merger Sub and the other Stockholders, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or similar laws affecting creditors rights generally and by general equitable principles.

     Section 2.02 TITLE TO SHARES. Other than pursuant to this Agreement, the Merger Agreement, the Voting Trust Agreement and his 2000 Stock Purchase Agreement, the Stockholder is the beneficial owner of, and has good and marketable title to, the Shares, free and clear of any lien, pledge, security interest, encumbrance, charge or other claim of third parties of any kind or nature, proxy, voting restriction, limitation on disposition, adverse claim of ownership or use or encumbrance of any kind.

     Section 2.03 NO CONFLICT; REQUIRED FILINGS AND CONSENTS. (a) The execution and delivery of this Agreement by the Stockholder do not, and the performance of this Agreement by the Stockholder will not, (i) conflict with or violate any law applicable to the Stockholder or by which any properties or assets of the Stockholder are bound or affected or (ii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or any of his properties or assets are bound or affected, except, with respect to clauses (i) and (ii), for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would neither prevent nor materially delay the performance by the Stockholder of any of his obligations under this Agreement.

     (b) The execution and delivery of this Agreement by the Stockholder do not, and the performance of this Agreement by the Stockholder will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Authority, except for any filings required under applicable securities and antitrust laws and regulations, including the HSR Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay the performance by the Stockholder of any of his obligations under this Agreement.



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


                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES
                            OF PARENT AND MERGER SUB

     Each of Parent and Merger Sub represents and warrants to each Stockholder as follows:

     Section 3.01 DUE ORGANIZATION; AUTHORITY RELATIVE TO THIS AGREEMENT. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform their obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Parent or Merger Sub or any affiliate thereof are necessary to authorize this Agreement or to consummate such transactions. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming its due authorization, execution and delivery by each Stockholder, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms.

                                   ARTICLE IV

                              ADDITIONAL AGREEMENTS

     Section 4.01 NO DISPOSITION OR ENCUMBRANCE OF SHARES. Each Stockholder agrees that, prior to the termination of this Agreement in accordance with the terms hereof, he shall not, directly or indirectly, (a) sell, assign, transfer, pledge, encumber or otherwise dispose of any of his Shares, (b) other than with respect to the Voting Trust Agreement, deposit any of his Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto which is inconsistent with this Agreement, (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer or other disposition of his Shares, or (d) take any action that would make any representation or warranty in Article II hereof untrue or incorrect in any material respect or have the effect of preventing or disabling him from performing his obligations hereunder; provided in each case that the foregoing shall not apply to (i) any transfer of Shares to the estate, heirs or legatees of a Stockholder upon his death, subject to Section 6.05 below; or (ii) any transfer of Shares to the Company required pursuant to the terms of the 2000 Stock Purchase Agreement.

     Section 4.02 DISCLOSURE. Each Stockholder agrees to permit Parent and Merger Sub to publish and disclose in filings under applicable securities laws in connection with the Merger such Stockholder's identity and ownership of Shares (but, for ownership amounts or percentages, only with respect to the Stockholders collectively as a group) and the nature of his commitments, arrangements and understandings under this Agreement and other information to the extent required by applicable law.


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

     Section 4.03 STOCKHOLDER CAPACITY ONLY. The parties acknowledge and agree that the undertakings of the Stockholders in this Agreement shall apply to them only in their capacity as stockholders of the Company. Accordingly, nothing in this Agreement shall be deemed to be apply to, or to limit, restrict or prohibit in any manner, any decisions or actions taken or omitted to be taken by the Stockholders in their capacities as officers, directors or employees of the Company or as voting trustees under the Voting Trust Agreement.

                                   ARTICLE V

                                  TERMINATION

     Section 5.01 TERMINATION. The covenants and agreements contained herein (other than this Article V) shall terminate upon the earlier of (a) the date the Merger Agreement is terminated; (b) the date Parent terminates this Agreement; and (c) the Effective Time. Nothing in this Section 5.01 shall relieve any party of liability for any breach of this Agreement.

                                   ARTICLE VI

                                  MISCELLANEOUS

     Section 6.01 ADDITIONAL SHARES. In the event any Stockholder becomes the beneficial owner of any additional shares or other securities of the Company and any securities into which such shares or securities may be converted or exchanged and any securities issued in replacement of, or as a dividend or distribution on, or otherwise in respect of, such shares or securities, then the terms of this Agreement shall apply to such additional securities.

     Section 6.02 EXPENSES. Except as otherwise provided herein, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

     Section 6.03 NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by an overnight or expedited courier service, by telecopy (provided that any notice received by telecopy at the addressee's location on any business day after 5:00 p.m. (addressee's local time) shall be deemed to have been received at 9:00 a.m. (addressee's local time) on the next business day), or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 6.03):

     (a) If to Parent or Merger Sub:

         Publicis Groupe S.A.
         Avenue des Champs Elysees
         75008 Paris, France
         Facsimile:       011-331-44-43-75-50
         Attention:       M. Maurice Levy
                          M. Jean-Paul Morin


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         with a copy to:

         Wachtell, Lipton, Rosen & Katz
         51 West 52nd Street
         New York, New York  10019
         Facsimile:       (212) 403-2000
         Attention:       Martin Lipton
                          Elliott V. Stein

     (b) If to the Stockholders:

         Roy J. Bostock
         South Manursing Island
         Rye, NY 10580

         Craig D. Brown
         39 Keelers Ridge Road
         Wilton, CT 06897

         Richard B. Fizdale
         999 North Lake Shore Drive
         Apt. 9B-C
         Chicago, IL  60611

         Roger A. Haupt
         1934 North Howe Street
         Chicago, IL 60614

         with a copy to:

         Davis & Gilbert
         1740 Broadway
         New York, New York 10019
         Facsimile:       (212) 468-4888
         Attention:       Lewis A. Rubin

     Section 6.04 SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, the application of such term or provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction, and all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to


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modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

     Section 6.05 ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether pursuant to a merger, by operation of law or otherwise), without the prior written consent of the other parties except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any direct or indirect subsidiary of Parent which becomes a party to the Merger Agreement. This Agreement shall be binding upon the estate, heirs or legatees of a Stockholder in the event of any transfer of Shares to such estate, heirs or legatees upon the death of such Stockholder.

     Section 6.06 AMENDMENT; WAIVER. This Agreement may not be amended except by an instrument in writing signed by all the parties hereto. Any party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of any other party, (b) waive any inaccuracies in the representations and warranties of any other party contained herein or in any document delivered by any other party pursuant hereto or (c) waive compliance with any of the agreements or conditions of any other party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement. The failure of any party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

     Section 6.07 PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

     Section 6.08 SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof for which money damages would not be an adequate remedy and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. Each of the parties further agrees that in any proceeding seeking specific performance such party will waive any requirement for the securing or posting of any bond.

     Section 6.09 GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State.

     Section 6.10 HEADINGS. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.


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

     Section 6.11 COUNTERPARTS. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

     Section 6.12 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

     Section 6.13 FURTHER ASSURANCES. From time to time at the request of the other party, and without further consideration, each party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further action as may be reasonably necessary or desirable to effect the matters contemplated by this Agreement.

                         [Signatures on following page.]





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



     S-1 IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by the undersigned as of the date first above written.

                              PUBLICIS GROUPE S.A.



                              By: /s/ Maurice Levy
                                 ---------------------------
                                 Name: Maurice Levy
                                 Title: President du Directoire

                              PHILADELPHIA MERGER CORP.



                              By: /s/ Jean-Paul Morin
                                 ----------------------------
                                 Name: Jean-Paul Morin
                                 Title: Treasurer and Secretary

                              ROY J. BOSTOCK



                              By: /s/ Roy J. Bostick
                                 ----------------------------
                                 Name: Roy J. Bostock

                              CRAIG D. BROWN



                              By: /s/ Craig D. Brown
                                 -----------------------------
                                 Name: Craig D. Brown

                              RICHARD B. FIZDALE



                              By: /s/ Richard B. Fizdale
                                 ------------------------------
                                 Name: Richard B. Fizdale

                              ROGER A. HAUPT



                              By: /s/ Roger A. Haupt
                                 ------------------------------
                                 Name: Roger A. Haupt


                                      S-1